Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series O – Fixed Rate August 4, 2016	Registration No. 333-207838

PACCAR Financial Corp.

Medium-Term Notes, Series O - Fixed Rate

CUSIP # 69371RN36

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐		Barclays Capital Inc.
☒		BNP Paribas Securities Corp.
☒		Citigroup Global Markets Inc.
☒		J.P. Morgan Securities LLC
☐		Merrill Lynch, Pierce, Fenner & Smith Incorporated
☒		MUFG Securities Americas Inc.
☐		U.S. Bancorp Investments, Inc.
☒	Other:	RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.
The Williams Capital Group, L.P.

acting as ☒ principal ☐ agent

at: ☐    varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 100.000% of the Principal Amount.

Principal Amount: $250,000,000	Original Issue Date: August 11, 2016 (T+5)

Agent’s Discount or Commission: 0.200%	Final Maturity Date: August 12, 2019

Net Proceeds to Company: $249,500,000	Interest Payment Dates: Semi-annually on each February 12 and August 12, commencing February 12, 2017 Record Dates: January 29 and July 29 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.750% due July 15, 2019

Treasury Yield: 0.750%

Reoffer Spread: T+45 bps

Reoffer Yield: 1.200%

Interest Rate: 1.200% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage:         %

Annual Redemption Percentage Reduction:         % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.
☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes. Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations:                      (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent:                      (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

Issue Price:             %

Form:        ☒  Book-Entry         ☐  Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
MUFG Securities Americas Inc.	Bookrunner	$37,500,000
Citigroup Global Markets Inc.	Bookrunner	$37,500,000
RBC Capital Markets, LLC	Bookrunner	$37,500,000
Wells Fargo Securities, LLC	Bookrunner	$37,500,000
BNP Paribas Securities Corp.	Bookrunner	$37,500,000
J.P. Morgan Securities LLC	Bookrunner	$37,500,000
Scotia Capital (USA) Inc.	Co-Manager	$12,500,000
The Williams Capital Group, L.P.	Co-Manager	$12,500,000
Total		$250,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, MUFG Securities Americas Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, Wells Fargo Securities, LLC, BNP Paribas Securities Corp., J.P. Morgan Securities LLC or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting MUFG Securities Americas Inc., collect at 1-212-405-7404, Citigroup Global Markets Inc., collect at 1-212-723-6171, RBC Capital Markets, LLC, collect at 1-212-858-7307, Wells Fargo Securities, LLC, collect at 1-704-410-4812, BNP Paribas Securities Corp., toll-free at 1-800-854-5674 or J.P. Morgan Securities LLC, collect at 1-212-834-4533.